AVALON GLOBCARE CORP.

4400 Route 9 South, Suite 3100

Freehold, NJ 07728

April 16, 2026

VIA EDGAR

United States Securities

and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jan Woo

Re:	Avalon GloboCare Corp.
Registration Statement on Form S-1
File No. 333-294936

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Avalon GloboCare Corp (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Daylight Time, on Monday April 20, 2026, or as soon thereafter as practicable.

Please notify Greg Carney of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (213) 617-4209 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Thank you,

AVALON GLOBOCARE CORP.

By:	/s/ Luisa Ingargiola
Name:	Luisa Ingargiola
Title:	Chief Financial Officer